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                          DFI/AERONOMICS INCORPORATED
                                4751 BEST ROAD
                                   SUITE 300
                            ATLANTA, GEORGIA  30337

                               January 15, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mark P. Shuman

     Re:  DFI/Aeronomics Incorporated (the "Company")
          Registration Statement on Form S-4 (Reg. No. 333-30273)
          (the "Registration Statement")

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement. The shares covered by the Registration Statement are being issed pursuant to the exemption from registration provided by Section 3(a)(10) of the Securities Act.

     Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

     Otherwise, please direct all inquiries to Mr. Grant W. Collingsworth, Esq. at (404) 233-7000.


                                 Respectfully,

                                 /s/ James L. Edwards

                                 James L. Edwards


cc:  Mr. Robert G. Cross
     Mr. Robert L. Phillips
     Grant W. Collingsworth, Esq.